Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc. Commission File No.: 001-31351

Hewitt Associates 100 Half Day Road Lincolnshire, IL 60069 Tel 847.295.5000 Fax 847.575.2377 www.hewitt.com

News and Information

FOR IMMEDIATE RELEASE

July 20, 2010

Media Contact:

Maurissa Kanter, 1-847-442-0952, maurissa.kanter@hewitt.com

Investor Contact:

Sean McHugh, 1-847-442-4176, sean.mchugh@hewitt.com

Hewitt Associates to Acquire Leading U.S. Investment Advisory Firm, EnnisKnupp

Combination Makes Hewitt One of the Largest Investment Advisors in the U.S. and Significantly Strengthens Its Global Capabilities

LINCOLNSHIRE, Ill.—Hewitt Associates, a global human resources consulting and outsourcing company, today announced it entered into a definitive agreement to acquire EnnisKnupp, a trusted and leading provider of investment advisory services to large institutional investors. This acquisition will significantly boost Hewitt’s existing investment consulting capabilities in the U.S. and support its global growth plans. Under the terms of the agreement, Hewitt will acquire EnnisKnupp, which provides a wide range of investment consulting services to corporations, public funds, endowments, foundations, non-for-profits and Taft-Hartley plans. Once this transaction is complete, Hewitt will be one of the largest providers of investment consulting services in the U.S. and in the world, with nearly $3 trillion in assets under advisement.

“Two great names in investment consulting are joining forces to offer an expanded set of services to our valued clients,” said Russ Fradin, chairman and chief executive officer of Hewitt Associates. “EnnisKnupp’s highly regarded advisory capabilities and impressive client portfolio are a perfect

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complement to Hewitt’s well-respected actuarial business and extensive expertise in managing pension risk. Our commitment to be a top-tier global investment consulting player and the potential to combine forces with EnnisKnupp were also real positives for Aon in our proposed transaction.”

EnnisKnupp has been a leader in investment consulting services for almost 30 years and is an established large pension fund franchise in both the public and private markets in the U.S. Hewitt Investment Group (HIG), Hewitt’s existing investment consulting practice in the U.S., specializes in advising defined contribution, defined benefit, endowment and foundation clients on investment management, pension risk and asset allocation solutions. Currently, EnnisKnupp’s 135 Chicago-based employees provide investment advisory services to 167 clients. HIG already serves 120 clients from offices in five major U.S. cities.

Steve Cummings, currently president and chief executive officer of EnnisKnupp, will lead the integrated Hewitt|EnnisKnupp operation reporting to Mary Moreland, Hewitt’s North American Retirement and Investment Consulting Leader. Steve will head up a strong U.S. leadership team comprised of principals from both organizations, including Bradley Smith, current leader of Hewitt Investment Group, and Russ Ivinjack and Steve Voss, principals at EnnisKnupp. Ian Peart, currently head of Global Manager Research at Hewitt, will lead the Global Manager Research function for the combined organization.

“As institutional investing becomes increasingly complex, organizations are looking for an advisor that has global reach and solid experience across actuarial, pension risk, plan administration and investment consulting services,” said Steve Cummings, president and chief executive officer of EnnisKnupp. “Together, we can meet the needs of a broader range of clients while staying true to our shared promise of exceptional client service with the highest levels of integrity and professionalism.”

Financial terms of the agreement were not disclosed. The transaction, which is subject to customary closing conditions including regulatory approval, is expected to close during Hewitt’s fiscal 2010 fourth quarter.

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About EnnisKnupp

EnnisKnupp is a Chicago-based investment consulting firm that provides results-oriented advice to institutional investors. The firm was founded in 1981 and currently serves 167 retainer clients with $2 trillion in assets under advise. Clients include public retirement systems, corporate pension plans, foundations, endowments, non-for-profits and Taft-Hartley plans. Key competitive advantages are attention to client service, investment manager research capabilities, and a commitment to provide conflict-free advice. EnnisKnupp has no affiliations with brokerage, investment management, or investment banking firms and does not sell information or services to these entities.

About Hewitt Associates

Hewitt Associates (NYSE: HEW) provides leading organizations around the world with expert human resources consulting and outsourcing solutions to help them anticipate and solve their most complex benefits, talent, and related financial challenges. Hewitt works with companies to design, implement, communicate, and administer a wide range of human resources, retirement, investment management, health care, compensation, and talent management strategies. With a history of exceptional client service since 1940, Hewitt has offices in more than 30 countries and employs approximately 23,000 associates who are helping make the world a better place to work. For more information, please visit www.hewitt.com.

Forward-Looking Information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Hewitt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied include general economic conditions and the factors discussed under the heading “Risk Factors” in Part I, Item 1A of the Company’s most recent annual report on Form 10-K and in Part II, Item 1A of its most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) subsequent to such Form 10-K. Such filings are available at the SEC’s internet site (www.sec.gov). Hewitt disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or any other reason.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt to approve the proposed merger; the failure of the stockholders of Aon to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

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